September 30, 2015

VIA EDGAR

Mr. Joseph Klinko

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcón Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-35467

Dear Mr. Klinko:

This letter is in response to our conversation this morning regarding the staff’s comments to our letter dated September 28, 2015, relating to Halcón Resources Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on February 26, 2015.  In light of our conversation, we are modifying the proposed disclosure in our prior letter to read as follows:

“If the average of the oil and natural gas prices for the first day of each month for the trailing 12-month period ended September 30, 2015 had been $[   ] per Bbl for oil and $[   ]per Mmbtu for natural gas, holding all other factors constant, our ceiling test limitation related to the net book value of our proved oil and natural gas properties would have been reduced by approximately $[   ] million. The foregoing prices were calculated using a simple average of the oil and natural gas prices on the first day of the month for each of the 10 months ended October 2015, with the prices for October 2015 held constant for the remaining two months to create a trailing 12-month period. As a consequence of the estimated reduction in the ceiling test limitation, our ceiling test impairment would have increased by approximately $[    ] million, partly as a result of a decrease in our proved undeveloped reserves of approximately   %, primarily due to certain locations that would not be economical when using these prices. The foregoing calculation of the impact of lower commodity prices was prepared

Mr. Brad Skinner

September 30, 2015

assuming that all inputs and factors other than oil and natural gas prices remain constant, thereby isolating the impact of commodity prices on our ceiling test limitation and proved reserves. Price is only one variable in the estimation of our proved reserves, and other factors could have a significant impact on future reserves and the present value of future cash flows, including, but not limited to, extensions and discoveries, changes in costs, drilling results, well performance and changes in our development plans. There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods and this estimate should not be construed as indicative of our development plans or future results.”

As noted previously, the proposed disclosure will be included in the Company’s future periodic reports, beginning with its Form 10-Q for the quarter ended September 30, 2015, and in each periodic report thereafter to the extent that the Company expects to incur future ceiling test impairments and downward revisions to its proved reserves as a result of changes in commodity prices.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 or email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize
Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer